Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, July 22, 2015 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA / NYSE:NOA) announced today that it will release its financial results for the second quarter ended June 30, 2015, on the evening of Wednesday, August 5, 2015, after market close. Following the release of their financial results, NAEP will hold a conference call and webcast on Thursday, August 6, 2015, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through September 6, 2015, by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13615524

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=174213

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca